Exhibit 4.8
TERMS OF EMPLOYMENT
Annex to letter dated 17 June 2005
The undersigned,
1. Shell Petroleum N.V.,
established at The Hague, hereinafter called “the employer”, for these purposes represented by the Chairman of the Supervisory Board of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”) in accordance with a resolution of the General Meeting of Shareholders of the employer, and
2. Mr. Brinded
born in Bromley, the United Kingdom on 18 March 1953, hereinafter called “the employee”, hereby declare that they have agreed that the following terms and conditions shall form part of, and be applicable to, the Contract of Employment entered into by them with effect from 20 July 2005.
When used in this document, the term “Contract of Employment” shall have the meaning ascribed thereto in the letter dated 17 June 2005, to which these Terms of Employment are annexed.
Article 1
The employee is employed as a Principal Director (member of the Praesidium of the Board of Directors) of the employer and is an Executive Director of Royal Dutch Shell plc. In connection with his latter function, the employee will be loan assigned to Royal Dutch Shell plc in accordance with the terms of the loan assignment agreement enclosed with the above referenced letter dated 17 June 2005. For the avoidance of doubt, the parties record that it is not the intention to create any contract of employment between Royal Dutch Shell plc on the one hand, and the employee on the other.
The employee’s place of work will be The Hague, the Netherlands. However, it is a condition of the Contract of Employment that the employee is prepared to work at other locations in the Netherlands and elsewhere overseas at a future date if required to do so, in each case possibly for other companies in the Royal Dutch Shell Group (the “Group”). In addition, in performing his duties, the employee will be required to travel both within the Netherlands, the UK and elsewhere abroad, depending on business requirements.
Article 2
The employee’s annual base salary is € 1,050,000 gross, including “vakantietoeslag” (statutory holiday allowance). 1/12th of this amount will be paid as monthly salary, in arrears.

Article 3
The employee will be a member of the Shell Overseas Contributory Pension Fund (SOCPF).
The employee’s pertinent rights and obligations (including those relating to payment of contribution) will be governed by the applicable regulations of the fund as amended from time to time.
Article 4
The employee will, both during the period of service and after termination thereof, keep secret all matters which may come to his knowledge in connection with his employment by the employer (including, without limitation, any information which comes into his possession in connection with his loan assignment to Royal Dutch Shell plc) of which the employee knows or should reasonably assume that communication thereof to third parties may damage the interests of the employer, the latter’s employees or business associates, or the interests of another company forming part of, or associated with, the Group.
On termination of service the employee will immediately surrender to the employer all computer programs, drawings and other documents in his keeping which relate to the aforementioned matters or which are the property of the employer or any other Group company.
Article 5
The employee declares that on the termination of his service he will be prepared, at the written request of the employer, not to enter the service, or work on behalf of, his own or another company, enterprise or institution active in the same field as the employer or a company or enterprise for which, or on whose behalf, the employee has worked regularly or for a long period on the employer’s or Royal Dutch Shell plc’s instructions, for a period to be determined by the employer, but in any case not exceeding twelve months.
If and for so long as the employee is subject to the aforementioned restriction and is thereby largely prevented from taking up employment other than with the employer, the employer will pay the employee each month an indemnification equal to the monthly salary last received by the employee. Reasonable compensation will also be paid in respect of those expenses for which full or partial reimbursement would have been granted under the employer’s arrangements if the employee were still in service.
Article 6
The employee will as soon as possible notify the employer (or a third party nominated by the employer) of any invention made by him during his employment. Section 12 of the Netherlands Patent Act (Rijksoctrooiwet) 1995 will be applicable in this respect.
If the nature of the employment does not require the employee to apply his specialized knowledge to making inventions of the same kind as that covered by the notification of the invention, the following will be applicable:
•	If the invention has a demonstrable connection with the activities of the employer or of another company forming part of, or associated with, the Group, the patent rights will fall to the employer (or to a third party nominated by the employer).

•	If the employer does not consider that there is any such demonstrable connection, or if the employer (or the said third party) does not wish to avail itself of its entitlement to patent rights, the employer will so inform the employee in writing within six months at most after being notified of the invention. The employee will then have the right to dispose freely of the invention. At the same time the secrecy obligation referred to in Article 4 will cease to apply, but only in respect of the invention itself.
•	If the employer (or the said third party) wishes to avail itself of the said entitlement to patent rights, the employer will pay the employee a fair amount commensurate with the financial importance of the invention and the circumstances in which it was made.
The employee undertakes, if so requested, to lend all co-operation and fulfill all formalities, even after termination of service, in order to enable the employer to apply for and uphold patent rights in the Netherlands and abroad and, in so far as is necessary, to assign to the employer all rights pertaining to the invention. The expenses incurred in lending such co-operation will be for the employer’s account. The employer is not obliged to apply for patent rights falling or assigned to the employer.
All other intellectual property rights pertaining to writings, computer programs, trade marks, drawings, models and the like that have arisen through the employee’s creative efforts within the context of his employment will fall to the employer.
Article 7
The employer will ensure that all measures are taken that can reasonably be required of an employer for the safety and health of the employee during his work.
The employee will observe the care that can reasonably be required of him to avoid endangering his own safety and health and those of other employees and to prevent damage to the employer’s property or that of other Group companies. He will adhere to the employer’s and/or Royal Dutch Shell plc’s instructions in those respects.
Article 8
Without the prior consent of his employer or any other relevant company of the Group, as may be required, the employee will not, directly or indirectly:
a.	have any financial interest in works of, or contracts awarded by, a company forming part of, or associated with, the Group, or in supplies effected or services rendered to or by such a company;
b.	in connection with his duties in the employer’s service, seek or accept from third parties to his own advantage any favor in whatsoever form or howsoever described; and/or
c.	make use for his own benefit of personnel or property of a company forming part of, or associated with, the Group.
Article 9
The employee declares that he is prepared to make use, for the purposes of his work, of such means of transport as the employer may indicate.

Article 10
If the employee becomes totally unfit for work, provided he remains in the employer’s service and abides by the employer’s instructions, any statutory injury or disablement benefits received by him will for a maximum of two years from the commencement of the unfitness for work be made up by the employer to the level of the employee’s pensionable base salary less the usual deductions, all to the extent permitted by and in accordance with the employer’s pertinent policies in force from time to time.
Article 11
Without prejudice to applicable statutory provisions, the employee’s service with the employer will terminate:
a.	by notice given in writing by either party with effect from the last day of a calendar month, with due observance of the statutory period of notice;

b.	automatically on the employee’s retirement date which will be on the 30th June following the employee’s 60th birthday.

c.	on the day on which the employee enters the service of another company forming part of, or associated with, the Group.
Article 12
The Contract of Employment between the employee and the employer (including, without limitation, the loan assignment agreement enclosed with the letter dated 17 June 2005) shall be governed solely by Netherlands law, even where the employee is working outside the Netherlands.
All disputes arising out of or in connection with the said Contract of Employment (including, without limitation, those arising under the loan assignment agreement enclosed with the letter dated 17 June 2005) shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “ICC Rules”), as amended from time to time. The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules. Except as otherwise agreed by the parties, the chairman of the tribunal must have at least 20 years experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 12 May 2005) and each other arbitrator must have at least 20 years experience as a qualified lawyer. The place of arbitration shall be The Hague, The Netherlands. The language of the arbitration shall be English.
Each party hereby waives, to the fullest extent permitted by law:
(i)	any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or

(ii)	any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.
For the purposes of Article 12, the term “dispute” shall mean any dispute, controversy or claim.

Drawn up and signed in duplicate.

(place)	(date)	(place)	(date)

Employer		Employee

SUMMARY OF REMUNERATION AND BENEFITS
Malcolm Brinded
This summary sets out various components of your remuneration under and benefits related to the Contract of Employment dated 17 June 2005.
When used in this document, the term “Contract of Employment” shall have the meaning ascribed thereto in the letter dated 17 June 2005.
Please note that this summary serves information purposes only, and that no rights can be derived from it. Actual entitlements, if any, under the various plans and arrangements referenced below will be determined by applicable policies and the relevant plan rules and arrangements in force from time to time.
General
The Remuneration Committee (REMCO) of the Board of Royal Dutch Shell plc determines and agrees with the Board the remuneration policy for Executive Directors and, within that policy, determines individual remuneration packages.
Their current guiding principles in relation to remuneration are that:
•	Remuneration should have a strong performance focus. There should be an emphasis on performance based variable compensation, primarily focused around annual and long term incentives.
•	Overall remuneration levels should be competitive against a peer group of the other integrated oil majors and major UK and Dutch global companies.
Details of your remuneration and benefits will be disclosed in the N.V. Koninklijke Nederlandsche Petroleum Maatschappij (“Royal Dutch”), The “Shell” Transport and Trading Company, Plc. (“ST&T”) and/or Royal Dutch Shell plc (“RDS”) Annual Reports and certain related publications, as applicable, as part of the Board’s Remuneration Report, and may be disclosed in other publications as required by law or applicable codes.
1. Base Pay
Your Base Salary will be € 1,050,000. Base pay levels are normally reviewed on July 1 each year.
Applicability of the 30% rule
Pursuant to the pertinent resolution of the Dutch State Secretary of Finance the 30% arrangement will be applied to you from 20 July 2005 inclusive. The main features of this arrangement can be summarized as follows:

•	You will be paid a tax-free allowance that does not exceed 30% of your total remuneration. The resulting tax benefit will fall to the Company (with some exceptions, see below);
•	Application of the 30% rule will result in a reduced gross salary plus a tax-free supplement, with the net result being equal to the pay you would have received if the rule had not been applied. Consequently, there will not be any adverse effects on the total remuneration payable to you under your Contract of Employment;
•	The resulting tax benefit from deferred bonus awards, stock options, LTIP and the new Long-Term Incentive Plan (subject to shareholder approval) will accrue to you rather than to the Company.
2. Discretionary Items
Bonus
Bonus payments are discretionary. The on-target bonus level for 2005 is 100% of base pay. As for all Executive Directors, the level of any bonus payable for each year is based on REMCO’s recommendation, which amongst other things, is based on an assessment of the Group’s performance against the Group Scorecard. There is currently no individual performance component in the bonus payable to each Executive Director.
Annual bonuses awarded are normally paid in April following the end of the performance year to which they relate.
Share Based Plans
As of 20 July 2005, you will be eligible to be considered for awards under two plans, the Long-Term Incentive Plan and the Deferred Bonus plan, subject to shareholder approval of these plans at the AGMs of Royal Dutch and ST&T in June 2005. If approved by shareholders, these plans will replace the current Long-Term Incentive Plan and the Stock Option plan.
These plans will be operated at the discretion of RDS and may be amended, varied or withdrawn at any time. Participation in these plans and awards granted will be discretionary and subject to the relevant plan rules. Awards, if any, are usually granted in March.
Revised Long-Term Incentive Plan (subject to shareholder approval)
The Long-Term Incentive Plan provides for the conditional award of shares in RDS. The level of any award will be determined annually.
Shares will be released after three years in accordance with the rules of the Plan, subject to satisfaction of a performance target over a three year performance period.
Under the plan submitted to Shareholders for approval in June, 2005, the number of shares received will amongst other things depend on the performance of the Royal Dutch Shell Group as measured by Total Shareholder Return (TSR), against BP, ChevronTexaco, ExxonMobil and Total as follows:

1.	up to 200% of an award may be released if the Group is in first place;

2.	up to 150% of an award may be released if the Group is in second place;

3.	up to 80% of an award may be released if the Group is in third place; and

4.	no shares may be released if the Group is in fourth or fifth place.
REMCO will additionally assure itself that the underlying performance of the Group over the performance period is satisfactory before recommending the proportion of an award that may be released. In reaching these recommendations, it will consider the Group Scorecard results, excluding TSR, over the performance period, as the Scorecard measures the Group’s financial performance and operational excellence. REMCO may also exercise its discretion in recommending vesting levels if TSR results are tightly clustered.
Further information and details about the Plan can be found in the plan rules.
Revised Deferred Bonus Plan (subject to shareholder approval)
Under the revised Deferred Bonus Plan, you may be invited to defer up to one half of any gross bonus awarded into Royal Dutch Shell plc shares (“deferred bonus shares”).
You would then be awarded one “matching share” for every four deferred bonus shares. Up to three further performance-based matching shares may be awarded, depending on the Total Shareholder Return (TSR) of the Group against BP, ChevronTexaco, ExxonMobil and Total as follows:
1.	TSR ranked 1st: three performance-based matching shares;

2.	TSR ranked 2nd: two performance-based matching shares;

3.	TSR ranked 3rd: one performance-based matching share;

4.	TSR ranked 4th or 5th: no performance-based matching shares.
Subject to the rules of the revised Deferred Bonus Plan (which will include requirements around continued service) deferred bonus shares and matching shares are released three years after deferral, along with “dividend shares” equivalent to the value of the dividends on the vested shares.
The next opportunity for you to elect to defer your bonus is in respect of your 2005 performance bonus. We will send you further details later this year.
From the 2006 performance year, 25% of your bonus will be compulsorily deferred under the terms of this plan.
For further information about the Plan, please refer to the Plan rules.
Awards and elections under share based plans in force before 20 July 2005
You will be informed separately of your continuing awards and entitlements, if any, under the (versions of the) Deferred Bonus Plan, Stock Option Plan and the Long Term Incentive Plan in force before 20 July 2005.

3. Benefits
Employee Share Purchase Plans
As an Executive Director of Royal Dutch Shell plc, you are not currently eligible to participate in the Global Employee Share Purchase Plan or any other share plan that has not been approved by shareholders.
Vacation
You are entitled to 30 working days of holiday leave per year. Your employing company may designate up to two ‘bridging days’ (collective days off) per year.
Pension
Your pension arrangements follow the same principles as for other employees. You will be invite to rejoin the UK SOCPF pension fund. As such, your rights and obligations in relation to your pension (including those relating to payment of contribution) will be governed by the applicable regulations of the fund as amended from time to time. Your pensionable salary will be £730,000 and will be reviewed annually.
Additional Discretionary Benefits
The following additional discretionary benefits are also currently available to you:
Company provided limousine and chauffeur
A dedicated vehicle and driver will be available to you to provide transport for business related purposes. This will generally cover travel:
•	from home to work (and vice versa);

•	to business meetings and representations within the Netherlands; and

•	to and from the Airport.
The facility is not available for private purposes, such as holidays. It is not available for use by your family unless they are accompanying you on official company business or to attend a function in an official Shell capacity or another business reason.
Company Car
You are entitled to a company lease car or car allowance. Further information about the company car can be found in the Netherlands company car lease scheme, of which a copy will be provided to you upon request.
Corporate Aircraft
As an ‘A’ Priority authorized user you may use and schedule short haul, medium range and intercontinental flights from the Corporate Fleet as you require for business purposes. The same restrictions for private and family use apply as for the use of the Company provided limousine.
You may also be called upon to authorize flights initiated by B and C Priority users and others.
Ebury Street Flat
You are entitled to the use of an Ebury Street flat when you are visiting London for business purposes. Your spouse and family may also use the flat when you use it on business visits. The flat is not available for non-business related visits.

Representation Allowance
You will receive a monthly representation allowance of € 625 (€ 7,500 per annum). The allowance, which is tax-free, is intended to cover:
i)	Costs relating to home entertainment, business receptions, gifts and flowers to employees and third parties;

ii)	Membership fees (both professional bodies and clubs);

iii)	Professional literature; and

iv)	The use of private telephone, PC and other equipment for business purposes.
Items i), ii) and iii) should therefore not be claimed as business expenses unless your expenditure exceeds € 450 per item. Business expenses under item iv) can be claimed if they exceed € 135 per month. Memberships and related costs of industry clubs where this is a requirement for Shell representation are for company account.
Typical expenses covered by an expense claim and additional to the Representation allowance include: accommodation, travel (flights), meals, business phone calls and transportation (taxis).
It is worth noting that the expense claims procedure in the Netherlands requires you to submit regular claims for actual expenses incurred in the pursuit of your duties. The current process is manual and claims are submitted to and authorized by the Senior Financial Officer in The Hague, currently Bart van der Steenstraten (SI-FH).
The tax authorities may require proof of actual expenses to substantiate the tax-free nature of the Allowance.
Home Security
An audit of the security arrangements is provided in respect of your home. This audit covers such items as: perimeter protection, lighting, physical protection of the building, intrusion detection and alarm response systems. Only necessary costs for security as detailed in the audit, that are not cosmetic home improvements, are for company account.
Petrol Discount
As per current policies, you are entitled to a petrol discount with a maximum of €475 per annum.
Other Benefits
Other discretionary items like health care, savings schemes, insurances are provided in accordance with the policies and practices for Netherlands staff, which may be changed from time to time.
17 June 2005